NO ACT

P.E. 01/15/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004229

March 7, 2016

Frances S. Chang
PG&E Corporation
corporatesecretary@pge.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-7-16

Re: PG&E Corporation
Incoming letter dated January 15, 2016

Dear Ms. Chang:

This is in response to your letter dated January 15, 2016 concerning the shareholder proposal submitted to PG&E by Peter B. Kaiser. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Peter B. Kaiser
FISMA & OMB Memorandum M-07-16

March 7, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 15, 2016

The proposal requests that the board institute a policy that there shall be no discrimination against or for persons based on race, religion, donations, gender or sexual orientation in hiring vendor contracts or customer relations, except where required by law.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(7), as relating to PG&E's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Pacific Gas and Electric Company®

Frances S. Chang
Attorney at Law
Law Department

Law Department
77 Beale Street, B30A
San Francisco, CA 94105

Mailing Address:
P. O. Box 7442
San Francisco, CA 94120

415.973.3306
Fax: 415.973.5520
frances.chang@pge.com

January 15, 2016

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934 and Request for No-Action Ruling—Proposal from Peter B. Kaiser

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the Exchange Act), to notify the Securities and Exchange Commission (the Commission) of PG&E Corporation's intent to exclude a shareholder's proposal (with the supporting statement, the Proposal) from the proxy materials for PG&E Corporation's 2016 Annual Meeting of Shareholders (the 2016 Proxy Materials) for the following reason:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to PG&E Corporation's ordinary business operations.

The Proposal was submitted by Mr. Peter B. Kaiser (the Proponent) on November 30, 2015. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the Staff) confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2016 Proxy Materials as described below.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments are being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Proposal from its 2016 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2016 Proxy Materials with the Commission.

I. BACKGROUND

A. The Proposal

PG&E Corporation received the Proposal from the Proponent on November 30, 2015. The Proposal is entitled "True Equality," and the resolution reads as follows:

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1 Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as otherwise specified in Rule 14a-8(j).

> The shareholders request the PG&E board of directors to institute the following policy. There shall be no discrimination against or for persons based on race, religion, donations, gender, or sexual orientation in hiring vendor contracts or customer relations, except where required by law (emphasis added).

The resolution and supporting statement provide no further detail regarding the scope of activities covered (*i.e.*, the phrase "hiring vendor contracts or customer relations").

The supporting statement criticizes support that PG&E Corporation has in the past provided to LGBT (lesbian, gay, bisexual and transgender) groups and the issue of same-sex marriage, and specifically mentions (1) PG&E Corporation's 2008 contribution to oppose Proposition 8 (a 2008 ballot proposition that sought to amend the California State Constitution to state that "only marriage between a man and a woman is recognized in California"), (2) PG&E Corporation's donations to support LGBT groups, and (3) the Corporation's high ratings from the Human Rights Campaign (which annually rates companies based on commitment to diversity and inclusion, especially with respect to LGBT issues). The Proponent further suggests that PG&E Corporation's position on these issues could create an environment that is against traditional marriage and could cause employees who support traditional values to quit. Proponent further attempts to draw parallels between PG&E Corporation employees and the situation of Brandon Eich, former Chief Executive Officer of Mozilla Corp., who resigned after donating to support California State Proposition 8.

A copy of the Proposal and all related correspondence is included in Exhibit A.

B. Utility Business

PG&E Corporation's primary subsidiary, Pacific Gas and Electric Company (the Utility), is a public utility operating in Northern and Central California. The Utility provides electric and natural gas distribution; electric generation, procurement, and transmission; and natural gas procurement, transportation, and storage services to approximately 5.2 million electric distribution customers and approximately 4.4 million natural gas distribution customers.[2]

As a public utility, the Utility's activities are subject to direct and continuing regulation by the California Public Utilities Commission (the CPUC), whose requirements are reflected in a network of laws, regulations, orders, and administrative decisions, as well as ongoing regulatory supervision and oversight from the CPUC and CPUC staff. The CPUC's scope of jurisdiction is broad: it regulates the rates, terms, and conditions of the Utility's services, including the fees that the Utility charges to customers, various operational standards and technologies used to communicate with customers and gather usage data, standards for the Utility's responsiveness to customer inquiries, and certain communications provided to customers.

The unique role that PG&E Corporation (including the Utility) has as a provider of essential natural gas and electric services throughout Northern and Central California means that business decisions often implicate environmental, social, and economic dimensions.

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2 PG&E Corporation and Pacific Gas and Electric Company Annual Report on Form 10-K for the year ended Dec. 31, 2014.

II. REASONS FOR EXCLUSION – Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the 1998 Release), the Commission explained that the general underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to say that the ordinary business exclusion rests on "two central considerations":

> The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce such as hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks specific time-frames or methods for implementing complex policies.

As described more fully below, PG&E Corporation believes that the Proposal satisfies both considerations of this "ordinary business" exclusion.

A. The Proposal Concerns Tasks Fundamental to Management's Ability to Run the Company on a Day-to-Day Basis and Micro-Manages PG&E Corporation.

1. Hiring.

The Proposal specifically requests that PG&E Corporation apply the requested no-discrimination policy to "hiring," which PG&E Corporation interprets to mean the variety of actions regarding the process of identifying new employees, including, for example, outreach, recruitment, interviewing, and deciding which individuals to hire.

PG&E Corporation is committed to developing a next-generation workforce with the skills and expertise needed to operate the business safely, reliably, and affordably, while meeting customers' evolving energy needs.[3] However, as noted in the PG&E Corporation Annual Report on Form 10-K, one of PG&E Corporation's risk factors is the fact that the Utility's workforce is aging, and many employees are or will become eligible to retire within the next few years.[4] Although the Utility has undertaken efforts to recruit and train new field service personnel, the Utility may be faced with a shortage of experienced and qualified personnel. We believe the fact that one of PG&E Corporation's risk factors addresses workforce management reflects the notion that hiring is, indeed, a matter fundamental to management's ability to run PG&E Corporation, and that workforce management and hiring are ordinary business matters.

PG&E Corporation (including the Utility and other subsidiaries) has more than 22,500 employees. As of December 31, 2014, the Utility had 22,569 employees, of whom 13,649 are covered by collective bargaining agreements with the local chapters of three labor unions: the International Brotherhood of Electrical Workers; the Engineers and Scientists of California; and the Service Employees International Union.[5] The minimum qualifications for bargaining unit positions are specified in the respective collective bargaining agreements, and a negotiated selection process applies to current incumbents. In addition, a smaller number of employees are officers, whose titles and appointments generally must be approved by the appropriate company's Board of Directors, consistent with requirements in the listing standards of relevant stock exchanges. Selection of the principal officers of each company, such as the chief executive officer, the president, and the chief financial officer, often take into account succession planning processes that involve the Boards of Directors, management, and, occasionally, third-party search firms. Finally, a variety of federal, state and local laws, regulations, and company policies and practices impact hiring processes, including, for example, laws and company policies that prohibit discriminatory hiring practices, rules relating to federal contractors, and personnel risk assessment requirements imposed by the Nuclear Regulatory Commission regarding pre-hiring screening and background checks for individuals that will perform certain types of duties at nuclear power plants.

The collective bargaining and stock exchange requirements, succession planning processes, and complex legal framework applicable to the Corporation's hiring and workforce management illustrate that hiring involves matters too complex for direct shareholder oversight through an annual meeting vote. In fact, the Commission specifically stated in the 1998 Release that "hiring" is a subject matter that is "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." As discussed above, PG&E Corporation interprets hiring to include, among other things, recruiting, interviewing, and ultimate selection of new employees to fill all positions, including those with specific titles and/or requirements (such as bargaining unit job categories or officer positions). The Staff's No-Action Letters (NALs) support exclusion of proposals relating to hiring decisions and practices, including matters such as who may fill job openings, job qualifications, processes for verifying candidate qualifications,

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3 PG&E Corporation's *Corporate Responsibility and Sustainability Report 2015.*

4 PG&E Corporation and Pacific Gas and Electric Company Annual Report on Form 10-K, for the year ended December 31, 2014.

5 *Ibid.*

and succession planning.[6] Staff NALs also have supported exclusion of proposals that deal with workplace policies generally.[7]

Further, given the large number of employees (the majority of whom are members of bargaining units), the importance of workforce maintenance and development to PG&E Corporation's sustainability, and the numerous other legal and governance considerations that must be accommodated when making hiring decisions, it is impracticable for shareholders to decide through a shareholder vote at an annual meeting how to address the Corporation's hiring processes and decisions.

In addition, the Proposal's intrusion into this area is an inappropriate attempt to micro-manage PG&E Corporation because decisions and processes involving employee selection implicate a wide variety of different types of considerations, and thus involve "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Similar to our position above, the Proposal should be excluded on the grounds that it micro-manages PG&E Corporation because shareholders are not in a position to assess and evaluate the noted concerns to make an informed judgment.

2. Retention of Suppliers.

The Proposal specifically requests that PG&E Corporation apply the requested no-discrimination policy to "vendor contracts," which PG&E Corporation interprets to mean contracts through which PG&E Corporation retains suppliers of goods and services.

PG&E Corporation's (including the Utility's) purchasing and vendor management activities are extensive. During 2015, PG&E Corporation spent more than $5 billion on goods and services provided by third parties. Those goods and services were provided by more than 4,000 different vendors, who are located throughout the United States. The goods and services procured range from lower-valued contracts for temporary facility rental or office supplies, to multi-million dollar consulting agreements and equipment purchase contracts.

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[6] In various NALs, Staff has concurred with exclusion of proposals relating to hiring, stating either that the proposal relates generally to "procedures for hiring . . . employees . . . [p]roposals concerning a company's management of its workforce are generally excludable" or that the proposal related to "the termination, hiring, or promotion of employees." *See, e.g.*, NALs for *Merck & Co., Inc.* (avail. Mar. 6, 2015) (proposal to only fill entry level positions with outside candidates); *Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (proposal that, by a certain date, management verify United States citizenship for certain workers); *National Instruments Corporation* (avail. Mar. 5, 2009) (proposal to adopt detailed succession planning policy); *Wilshire Enterprises, Inc.* (avail. Mar. 27, 2008) (proposal to replace the current chief executive officer); and *Wells Fargo & Company* (avail. Feb. 22, 2008) (proposal to not employ individuals who had been employed by a credit rating agency during the previous year).

[7] *See, e.g.*, NAL for *PG&E Corporation* (avail. Feb. 27, 2015) (excluding proposal to include in all employment policies the rights of employees to freely express personal religious and political thoughts; Staff noted that the proposal related to policies concerning employees).

Decisions regarding vendor selection must balance a wide array of business and legal considerations. For instance, the Corporation's goal is to provide safe, reliable, and affordable utility services to customers, and, at the same time, decisions regarding vendor selection must support long-range strategic financial and operating plans that implement these goals. In addition, each individual potential vendor must be assessed with respect to matters such as qualifications, size, business experience, business reputation, and availability. To the extent that PG&E Corporation decides to request bids to provide a particular good or service, decisions regarding vendor selection must consider the rigorous bidding rules that ensure fair treatment of participants. Decisions are also subject to numerous legal restrictions relating to, among other things, vendor qualification requirements imposed by Department of Transportation regulations regarding motor vehicle drivers and natural gas pipeline workers, and restrictions on conflicts of interest involving potential vendors and PG&E Corporation's employees, officers, directors, and their immediate family members. Finally, many vendor contracts have multi-year terms and contain specific obligations that have been negotiated in good faith and that must continue to be honored.

With respect to Rule 14a-8(i)(7), the Commission specifically stated in the 1998 Release that "retention of suppliers" is a subject matter that is "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." As discussed above, PG&E Corporation interprets vendor contracts to mean agreements to retain suppliers of goods and services. The Staff's NALs support exclusion of proposals relating to vendor contracts.[8]

Further, given (a) the number and value of PG&E Corporation's vendor contracts, and (b) the numerous noted concerns—such as the balancing of interests, investigations, bidding rules, legal restrictions, and contractual provisions—that influence the Corporation's decisions regarding vendor selection, it is impracticable for shareholders to decide through a shareholder vote at an annual meeting how to address the Corporation's vendor selection process.

The Proposal's intrusion into this area also is an inappropriate attempt to micro-manage PG&E Corporation because decisions regarding vendor selection involve "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Similar to our position above, the Proposal should be excluded on the grounds that it micro-manages PG&E Corporation because shareholders are not in a position to assess and evaluate the noted concerns to make an informed judgment.

3. Customer Relations.

The Proposal specifically requests that PG&E Corporation apply the requested no-discrimination policy to "customer relations," which PG&E Corporation believes should be read broadly to encompass the many means through which PG&E Corporation engages with current, past, and potential customers.

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[8] *See, e.g.,* NALs for *Kraft Foods Inc.* (avail. Feb. 23, 2012); *The Southern Co.* (avail. Jan. 19, 2011); *Alaska Air Group, Inc.* (avail. Mar. 8, 2010); and *Continental Airlines, Inc.* (avail. Mar. 25, 2009).

Customers are a primary focus for PG&E Corporation, as noted in PG&E Corporation's 2015 Corporate Sustainability Report.

> [PG&E Corporation] puts customers at the center of everything we do. Our commitment starts with providing the safe, reliable, affordable and clean energy our customers depend on. We are also working at the local level to better understand and meet their different energy needs, and enabling customers to enjoy more clean energy options and control their individual energy choices. And through our support for local economic vitality, we remain focused on keeping customers, their families and businesses growing and staying in California.

Each day, in order to achieve the goal of providing safe, reliable, and affordable energy to customers, PG&E Corporation engages with customers in many ways, including establishing or adjusting customer accounts, reviewing customer usage data to generate billing statements, requesting and accepting payment, communicating key business information, advertising services, assisting customers who have special economic needs, addressing customer concerns and complaints, and generally reaching out and assisting in the communities in which customers live.

Many different groups within PG&E Corporation play a role in customer relations. For example, the Utility has established a Customer Care organization, which is led by a Senior Vice President and Chief Customer Officer. The Chief Customer Officer's responsibilities include (1) oversight of the operational interface between customers and the Utility, including billing and meter reading, (2) oversight for communications with customers regarding their utility services, including processing and investigation of customer complaints, and (3) Utility efforts to assist customers in managing their energy usage and energy costs. These efforts include energy efficiency programs that reduce energy usage, as well as demand response programs that allow customers to reduce costs and help increase system reliability by shifting energy usage to times of day when demand and rates are lower than during times of the day when usage is at its peak. Other elements of customer service, such as advertising, brand and reputational issues, and community investments, are overseen by other departments at PG&E Corporation or the Utility.

Because the Utility business is regulated, there are various statutory, regulatory, and administrative requirements that affect customer relations. The level of legal and regulatory oversight ranges from broad policies to detailed performance standards. For example, statutory provisions broadly prohibit the Utility from subjecting any person or corporation – including customers – to any prejudice or disadvantage, including with respect to rates, charges, or services. On the other hand, the CPUC imposes specific service performance metrics upon the Utility, including the requirement that 80 percent of all customer calls must be answered within 20 seconds. Other Commission rules and guidance describe how the Utility may represent itself when dealing with customers, and what actions it must take to safeguard the privacy of customer information. A separate office of the CPUC must review and approve all billing inserts that communicate information about rates and other elements of service to customers. The CPUC also regulates the manner in which energy usage information is conveyed from the customer to the Utility.

With respect to Rule 14a-8(i)(7), in the past, the Staff has agreed that companies may exclude proposals that deal with the subject matter of customer relations. For example, in a NAL issued to the Ford Motor Company, the Staff concurred with exclusion of a proposal requesting removal of dealers that, among other things, showed poor customer service. (*See* NAL for *Ford Motor Company*, avail. Feb. 13, 2013). Staff specifically noted that "[p]roposals concerning customer relations are generally excludable under rule 14a-8(i)(7)." This same position is reflected in numerous other NALs.[9]

The Staff NALs also support PG&E Corporation's position that "customer relations" can be broadly defined to include many different types of interactions with customers. There is a wide variety of situations that the Staff has categorized as "customer relations," including handling of customer complaints,[10] measuring customer satisfaction,[11] handling of customer data and account information,[12] quality control over advertisements,[13] conduct of employees entering customer premises,[14] developing trust in the company brand;[15] creating a customer bill of rights and an official customer advocate position,[16] selection of who to accept as customers and what types of services to offer those individuals,[17] customer rebates,[18] handling of account information provided to customers,[19] and establishing annual customer meetings.[20]

As noted above, "customer relations" in the context of PG&E Corporation's business constitutes, among other things, basic interaction with customers in terms of billing, service etc.; internal systems such as a Customer Care organization and Chief Customer Officer; and regulatory oversight of customer relations. These tasks are so fundamental to PG&E Corporation's ability to run its business on a day-to-day basis that "customer relations" could not, as a practical matter, be subject to shareholder oversight. Further, it is impracticable for shareholders to consider all the facts and parts of PG&E Corporation that constitute customer relations if this Proposal were to be presented for a shareholder vote.

In addition, the Proposal's intrusion into this area is an inappropriate attempt to micro-manage PG&E Corporation. The Staff can see that "customer relations" in the context of PG&E

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9 *See, e.g.,* NALs for *Wells Fargo & Company* (avail. Feb. 12, 2013); *Prudential Financial, Inc.* (avail. Jan. 10, 2013); and *Marriott International, Inc.* (avail. Mar. 16, 2011).

10 NALs for *WorldCom, Inc.* (avail. Apr. 4, 2002); *Deere & Company* (avail. Nov. 30, 2000); and *U S West, Inc.* (avail. Feb. 18, 1998)

11 NAL for *OfficeMax, Inc.* (avail. Apr. 17, 2000).

12 NAL for *BellSouth Corporation* (avail. Jan. 9, 2003).

13 NAL for *Verizon Communications, Inc.* (avail. Jan. 9, 2003).

14 NAL for *Consolidated Edison, Inc.,* (avail. Mar. 10, 2003).

15 NALs for *Marriott International, Inc.* (avail. Mar. 16, 2011); and *Dean Foods Company* (avail. Mar. 9, 2007).

16 NAL for *Bank of America Corporation* (avail. Mar. 3, 2005).

17 NALs for *Wells Fargo & Company* (avail. Feb. 12, 2013); *Bank of America Corporation* (avail. Jan. 6, 2010); and *Cash America International, Inc.* (avail. Mar. 5, 2007).

18 NAL for *OfficeMax Incorporated* (avail. Feb. 13, 2006).

19 NAL for *Prudential Financial, Inc.* (avail. Jan. 10, 2013).

20 NAL for *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2001).

Corporation's business is very complex. The Proposal probes too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. For instance, the Proposal requests the institution of a no-discrimination policy. However, at the same time, California statutes prohibit the Utility from subjecting customers to prejudice or disadvantage. The reach of the Proposal is therefore too deep into certain legal and regulatory oversight that concerns matters too complex for shareholder action at an annual meeting. Thus, the Proposal micro-manages PG&E Corporation and should be excluded.

B. The Proposal does not Focus on a "Significant Social Policy Issue."

Although the Proposal's "resolution" does not mention specific policy issues, the supporting statement focusses on LGBT issues and same-sex marriage.

Historically, Staff has permitted exclusion of proposals where the underlying social policy issues involved same-sex marriage and/or sexual orientation. For example, Staff previously agreed that PG&E Corporation could exclude a proposal submitted by Mr. Thomas Strobhar which requested that PG&E Corporation include in all employment policies employees' rights to express personal religious and political thoughts. (NAL for *PG&E Corporation*, avail. Feb. 27, 2015). Much like the Proposal, Mr. Strobhar's proposal's supporting statement specifically noted concerns about whether employees would feel comfortable supporting "natural marriage" (marriage between a man and a woman) given (1) Mr. Eich's resignation as CEO of Mozilla and (2) PG&E Corporation's prior actions to oppose Proposition 8. Despite the link between Mr. Strobhar's proposal and the issue of same-sex marriage, Staff nevertheless permitted PG&E Corporation to exclude the proposal from the Corporation's 2015 proxy materials. This treatment of same-sex marriage, "traditional marriage," or "traditional values" is consistent with a long string of Staff NALs[21] which support the position that Staff has not historically considered this issue to be a "significant policy issue" for purposes of Rule 14a-8(i)(7).

Further, in SLB 14A (July 12, 2002), the Staff has said the "presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue transcend the day-to-day matters." Given the U.S. Supreme

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21 *See e.g., NALs* for *The Walt Disney Company* (avail. Nov. 20, 2014) (excluding proposal that the Boy Scouts of America continue to be eligible to receive contributions via the corporate matching girls program, where funding ceased because of the Boy Scouts' decision to not allow homosexuals to serve as Troop Leaders); *Bank of America Corporation* (avail. Feb. 14, 2012) (excluded proposal to protect employee free speech, where supporting statement highlighted need to protect those whose views supported same-sex marriage); *The Home Depot* (avail. Mar. 18, 2011) (excluding proposal requesting that the company's website list certain recipients of corporate charitable contributions, and supporting statement particularly criticized charitable contributions to gay pride film festivals and gay pride parades, which the proponent claimed promoted same-sex marriage); *PG&E Corporation* (avail. Feb. 23, 2011) (excluding proposal to "remain neutral in any future activity relating to the definition of marriage"); and *PepsiCo, Inc.* (avail. Feb 24, 2010) (excluding proposal to prohibit charitable contributions to organizations that either reject or support homosexuality and to demand a neutral philosophy concerning homosexuals in the workplace).

Court's recent holding in Obergefell v. Hodges that the Fourteenth Amendment requires a state to license a marriage between two people of the same-sex and to recognize a marriage between two people of the same-sex when their marriage was lawfully licensed and performed out-of-state, PG&E Corporation does not believe there is widespread public debate regarding the legal aspects of same-sex or traditional marriage. The U.S. Supreme Court has provided a decision that settles matters and provides guidance for lower federal and state courts, states, and other governmental institutions. While PG&E Corporation recognizes that not everyone will agree with the Court's decision, it does not appear there is current widespread debate on the legal aspects of same-sex marriage.

A recent on-line search using the terms "traditional marriage," "marriage between a man and a woman," and "same-sex marriage" did not reveal additional significant news coverage of this issue in the United States, other than consideration of this issue – similar to consideration of other issues such as terrorism, immigration, and wage inequality— as a topic of discussion by candidates for President of the United States.[22] This search result supports PG&E Corporation's belief that same-sex or traditional marriage is not a significant policy issue that transcends day-to-day matters such that the Proposal is appropriate for a shareholder vote. There have been no major developments that should cause Staff to reconsider its historical position of permitting exclusion. While this topic has recently attracted increasing levels of public attention in connection with the Presidential campaigns, it does not appear to be emerging as a consistent topic of widespread debate such that it would be a significant policy issue for Rule 14a-8(i)(7) purposes.

Even if the Staff were to determine that the Proposal focuses on a "significant social policy issue," the Proposal still would be excludable because it otherwise probes too deeply into matters of a complex nature, and seeks to micro-manage the company. *See* discussion above in Section I.A. In the past, the Staff has agreed that companies may exclude proposals that focus on a significant social policy issue but nevertheless intruded too deeply into aspects of the company's day-to-day management. [23]

In summary, the Proposal attempts to inappropriately place difficult operational decisions in the hands of shareholders. In other words, the Proposal concerns day-to-day matters that should be reserved for management, and shareholders cannot, as a practical matter, oversee such matters effectively. The Proposal's details also probe too deeply into matters of a

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22 Opponents of same-sex marriage continue to gain press coverage as they express dissatisfaction to the *Obergefell* ruling and its aftermath, but much of this discourse is one-sided, as opposed to signaling significant public discourse or debate.

23 *See e.g.,* NALs for *PetsSmart, Inc.* (avail. Mar. 24, 2011) (proposal requested that supplier certify that it had not violated certain acts or laws relating to animal cruelty, and Staff permitted exclusion because, although the human treatment of animals is a significant social policy issue, Staff noted that the scope of the laws covered by the proposal is fairly broad in nature, from serious violations such as animal abuse to violations of administrative matters such as recordkeeping) and *JP Morgan Chase & Co.* (avail. Mar. 12, 2010) (proposal requested policy barring future financing of companies engaged in a particular practice that impacted the environment, and Staff permitted exclusion because the proposal addressed matters beyond the environmental impact of JPMorgan Chase's project finance decisions).

complex nature upon which shareholders, as a group, are not sufficiently informed for a shareholder vote. For these reasons, PG&E Corporation believes that the Proposal pertains to ordinary business matters relating to hiring, vendor selection, and customer relations, and attempts to micro-manage the company. Further, PG&E Corporation does not believe that the Proposal focuses on a significant social policy issue as defined by the Staff.

PG&E Corporation believes the Proposal may be omitted from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) and that this position is supported by the Staff's prior decisions, as reflected in the above-cited NALs.

III. CONCLUSION

As discussed above, PG&E Corporation believes that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7).

By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2016 Proxy Materials in reliance on the aforementioned rules.

We would appreciate a response from the Staff by March 9, 2016, to provide PG&E Corporation with sufficient time to finalize and print its 2016 Proxy Materials.

Consistent with Staff Legal Bulletin No. 14F (dated October 18, 2011), I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com when it is available. The Proponent has provided the following e-mail address to us for communications: *** FISMA & OMB Memorandum M-07-16 ***

If you have any questions regarding this request or desire additional information, please contact me at (415) 973-3306.

Very Truly Yours,

Frances S. Chang

Attachments: Exhibit A

cc: Linda Y.H. Cheng, PG&E Corporation
Peter B. Kaiser (via e-mail at *** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

Subject: Shareholder Proposal: True Equality

Linda Y. H. Cheng

V.P. & Corp. Secretary
PG&E Corp.
77 Beale ST 24 Floor
San Francisco, CA 94105

From: Mr Peter B. Kaiser
PO Box 462
Seaside Ca 93955

Dear Ms. Cheng,

I am the owner of 150 shares of PG&E Corporation. I have continuously held these shares for over one year and intend to hold them through the time of the next PG&E annual meeting. At that meeting, I plan to present the following resolution:

True Equality

The shareholders request the PG&E board of directors to institute the following policy. There shall be no discrimination against or for persons based on race, religion, donations, gender, or sexual orientation in hiring vendor contracts or customer relations, except where required by law.

Supporting Statement

"The best way to stop discrimination based on race is to stop discriminating based on race," John Roberts, Chief Justice of the United States Supreme Court.

Our country was founded on the principle of equality. Thousands of Americans have given their "last full measure devotion" for this principle. We dishonor them by continuing practices that are inherently discriminatory. We cannot discriminate "for" a particular group of persons, for whatever reason, without discriminating "against" another group.

So when PG&E gives a pro-LGBT group $250,000 to defeat Prop. 8(marriage between a man and a woman), the company may be perceived as against traditional marriage. Even Brandon Eich, the CEO of Mozilla Corp., felt enough pressure to voluntarily resign for donating to Prop. 8. One diversity group and some employees sought his removal, one group boycotted Mozilla. I have also asked several PG&E employees what company groups support traditional values and they could not mention any.

There are powerful company supported LGBT groups. PG&E "prides" itself and brags about regularly receiving the extreme Human Rights Campaign 100% corp equity rating for maximum possible pro-LGBT policies. PG&E even provides employee benefits for sex reassignment surgery. PG&E still continues to donate shareholders funds to LGBT groups.

I hope our company and the LGBT groups in the company don't try to negatively influence our Christian, Jewish and other employees and leaders to deny their Biblical and traditional values or quit.

Perhaps it is time for PG&E to cease social engineering and return to its original traditional family values of years ago and just provide quality gas and electric service.

Let us instead resolve to commit our company to true equality.

Sincerely,

Peter B. Kaiser

Concerned Shareholder

PG&E Corporation

Linda Y.H. Cheng
Vice President,
Corporate Governance
and Corporate Secretary

77 Beale Street, 24th Floor
Mail Code B24W
San Francisco, CA 94105
415.973.8200

December 4, 2015

VIA EMAIL ***FISMA & OMB Memorandum M-07-16 and UPS

Mr. Peter B. Kaiser

***FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Kaiser:

This will acknowledge receipt on November 30, 2015 of a shareholder proposal and supporting statement (the "Proposal") submitted by you for consideration at PG&E Corporation's 2016 annual meeting.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, NE, Washington, D.C. 20549.

Please note that PG&E Corporation reserves the right to omit the Proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda Y.H. Cheng

Vice President, Corporate Governance
and Corporate Secretary

LYHC:jls